

SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group



20 April 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the General Announcement dated 19 April 2005, Re: Silverstone Corporation Berhad ("SCB") - a) Proposed disposal by SCB of the entire issued and paid-up capital of Silverstone Berhad ("SB"), comprising 203,877,500 ordinary shares of RM1.00 each, to Quay Class Ltd ("QLC"), a wholly-owned subsidiary of Lion Forest Industries Berhad ("LFIB"), and the assumption by QCL of the net inter-company liability due from the SCB Group to SB at the completion date, for a total consideration of RM225 million, to be satisfied by the issuance of 26.5 million new ordinary shares of RM1.00 each in LFIB to SCB at an issue price of RM2.74 per share ("Consideration Shares") and the balance of RM152,390,000 by way of deferred cash payments; and b) Proposed restricted offer for sale of the Consideration Shares by SCB to its eligible minority shareholders and/or proposed placement of the Consideration Shares by SCB to members of the public for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD



WONG PHOOI LIN
Secretary



cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.



Form Version 2.0
General Announcement
Reference No MM-050419-67388

Submitting Merchant Bank (if applicable)	:	AMMERCHANT BANK BERHAD
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	SILVERSTONE CORPORATION BERHAD
* Stock name	:	SILSTON
* Stock code	:	5061
* Contact person	:	Tan Keng Lin / Goh Lee Sean
* Designation	:	Director / Associate Director

* Type : ● Announcement ○ Reply to query

* Subject :
SILVERSTONE CORPORATION BERHAD ("SCB" OR "COMPANY")

* **Contents :-**

SILVERSTONE CORPORATION BERHAD ("SCB" OR "COMPANY")

(A) PROPOSED DISPOSAL BY SCB OF THE ENTIRE ISSUED AND PAID-UP CAPITAL OF SILVERSTONE BERHAD ("SB"), COMPRISING 203,877,500 ORDINARY SHARES OF RM1.00 EACH ("SALE SHARES"), TO QUAY CLASS LTD ("QCL"), A WHOLLY-OWNED SUBSIDIARY OF LION FOREST INDUSTRIES BERHAD ("LFIB"), AND THE ASSUMPTION BY QCL OF THE NET INTER-COMPANY LIABILITY DUE FROM THE SCB GROUP TO SB AT THE COMPLETION DATE, FOR A TOTAL CONSIDERATION OF RM225 MILLION, TO BE SATISFIED BY THE ISSUANCE OF 26.5 MILLION NEW ORDINARY SHARES OF RM1.00 EACH IN LFIB TO SCB AT AN ISSUE PRICE OF RM2.74 PER SHARE ("CONSIDERATION SHARES") AND THE BALANCE OF RM152,390,000 BY WAY OF DEFERRED CASH PAYMENTS ("PROPOSED DISPOSAL OF SB")

(B) PROPOSED RESTRICTED OFFER FOR SALE OF THE CONSIDERATION SHARES BY SCB TO ITS ELIGIBLE MINORITY SHAREHOLDERS ("PROPOSED ROFS") AND/OR PROPOSED PLACEMENT OF THE CONSIDERATION SHARES BY SCB TO MEMBERS OF THE PUBLIC ("PROPOSED PLACEMENT")

(HEREINAFTER COLLECTIVELY REFERRED TO AS THE "PROPOSALS")

This announcement is dated 19 April 2005.

1. INTRODUCTION

We refer to the announcement dated 31 January 2005, made by AmMerchant Bank Berhad, a member of the AmInvestment Group (**"AmMerchant Bank"**) on behalf of SCB (**"Announcement"**), that the Company had entered into a conditional Sale and Purchase of Shares Agreement (**"Principal Agreement"**) with QCL and LFIB for the Proposals.

Pursuant to the above matter, on behalf of the Company, AmMerchant Bank wishes to announce that SCB, QCL and LFIB had on 19 April 2005 entered into a supplemental agreement to the Principal Agreement (hereinafter referred to as the "**Supplemental Agreement**") to vary certain terms of the Principal Agreement.


AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.

2. DETAILS OF THE SUPPLMENTAL AGREEMENT

The Supplemental Agreement is entered into to formalise certain variations to the Principal Agreement to provide clarity to the terms of the Principal Agreement as agreed between SCB, QCL and LFIB. The said variations pursuant to the Supplemental Agreement do not have any material financial impact on LFIB. The salient variations to the Principal Agreement as set out in the Supplemental Agreement are as follows:-

(a) The inclusion of a new definition of "Liability" to mean the net inter-company balances which are non-trade related, interest-bearing, unsecured and have no fixed terms of repayment which are payable by the Vendor, its subsidiaries and associated companies to SB;

(b) The Disposal Consideration in respect of the Proposed Disposal of SB shall be satisfied or caused to be satisfied by QCL on the Completion Date;

(c) The deletion and replacement of a provision in the Principal Agreement to clarify that QCL agrees that it shall assume the Liability as at the Completion Date and that QCL shall enter into a novation agreement with SB and the Vendor to assume the Liability on the Completion Date; and

(d) The deletion and replacement of a provision in the Principal Agreement to clarify that on completion of the Proposed Disposal of SB, QCL shall:-

(i) cause LFIB to allot and issue the Consideration Shares to the Vendor and/or its nominees or otherwise deal with the Consideration Shares in accordance with the Vendor's instructions given prior to the Completion Date; and

(ii) settle the Deferred Cash Payments in accordance with the Principal Agreement.

Under the Supplemental Agreement, the amended provisions of the Principal Agreement shall be deemed to have been amended with effect from the date of the Principal Agreement, i.e. 31 January 2005.

3. Documents for Inspection

The Principal Agreement and the Supplemental Agreement are available for inspection at the registered office of SCB at Level 46 Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, during normal office hours from Mondays to Fridays (except public holidays) for a period of three (3) months from the date of this announcement.

Unless otherwise stated, defined terms used in this announcement shall carry the same meaning as defined in the Announcement.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:


AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.